Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF

PEAK RESORTS, INC.

The Amended and Restated Bylaws of Peak Resorts, Inc., as amended, are hereby amended by inserting the following Article 11 therein:

“ARTICLE 11

FORUM SELECTION

Section 11.1      Unless the corporation consents in writing to the selection of an alternative forum, the Circuit Court of St. Louis County, Missouri (21st Judicial Circuit) or if it has or can acquire jurisdiction, the United States District Court for the Eastern District of Missouri, Eastern Division shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or shareholder of the corporation to the corporation or the corporation’s shareholders (including any claim alleging aiding and abetting of such breach of fiduciary duty), (c) any action asserting a claim arising pursuant to any provision of the General and Business Corporation Law of the State of Missouri (the “MGBCL”), the articles of incorporation or these by-laws or as to which the MGBCL confers jurisdiction on the Circuit Court of St. Louis County, Missouri (21st Judicial Circuit) or if it has or can acquire jurisdiction, the United States District Court for the Eastern District of Missouri, Eastern Division, or (d) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this Section 11.1.

Section 11.2      If any action or proceeding the subject matter of which is within the scope of Section 11.1 of these by-laws is filed in a court other than in accordance with the above provision (a “Foreign Action”) in the name of any shareholder, such shareholder shall be deemed to have consented to (a) the personal jurisdiction of the Circuit Court of St. Louis County, Missouri (21st Judicial Circuit) or if it has or can acquire jurisdiction, the United States District Court for the Eastern District of Missouri, Eastern Division in connection with any action brought in any such court to enforce Section 11.1 of these by-laws (an “FSC Enforcement Action”) and (b) having service of process made upon such shareholder in any such FSC Enforcement Action by service upon such shareholder’s counsel in the Foreign Action as agent for such shareholder.”

Effective July 19, 2019